ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________________

April 25, 2019

Joshua Lobert

United States Securities & Exchange Commission

Division of Corporation Finance Office of Real Estate and Commodities

Washington DC 20549

Re:HCo Cape May LLC

Offering Statement on Form 1-A

Originally Filed March 4, 2019

File No. 024-10953

Dear Mr. Lobert:

Please accept this letter and the filing of the amended Form 1-A in response to the Commission’s correspondence to Nathan Kivi, Manager and CFO of HCo Cape May LLC dated March 29, 2019.

Form 1-A filed March 4, 2019 General

1. We note on page 14 that "[t]he Company will conduct one or more closings on a rolling basis…" Please revise to clarify your expectations, if any, with respect to the frequency of subsequent closings, and the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Amendments have been made in response to the Commission’s comments on page 14 and in similar sections.

As for the Commission’s question related to Rule 251(d)(3)(i)(F) of Regulation A, the rule states:

(3) Continuous or delayed offerings.

____________________________________________________________________________________________________________________________

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(i) Continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to:

(F) Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. These securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold; provided, however, that if a new offering statement has been filed pursuant to this paragraph (d)(3)(i)(F), securities covered by the prior offering statement may continue to be offered and sold until the earlier of the qualification date of the new offering statement or 180 calendar days after the third anniversary of the initial qualification date of the prior offering statement. Before the end of such three-year period, an issuer may file a new offering statement covering the securities. The new offering statement must include all the information that would be required at that time in an offering statement relating to all offerings that it covers. Before the qualification date of the new offering statement, the issuer may include as part of such new offering statement any unsold securities covered by the earlier offering statement by identifying on the cover page of the new offering circular, or the latest amendment, the amount of such unsold securities being included. The offering of securities on the earlier offering statement will be deemed terminated as of the date of qualification of the new offering statement. Securities may be sold pursuant to this paragraph (d)(3)(i)(F) only if the issuer is current in its annual and semiannual filings pursuant to Rule 257(b) (§ 230.257(b)), at the time of such sale.

The issuer is unaware of any prohibition on multiple closings as the issuer has proposed in its filing based upon Rule 251(d)(3)(i)(F), and the issuer is also aware that other Regulation A offerings have utilized multiple closings in the past. However, if the Commission believes the issuer’s plan is not compliant with Rule 251(d)(3)(i)(F), the issuer will address such concerns in its next filing.

2. Please be advised that you are responsible for considering each communication, including those made through HotelierCo's website, in light of the broad definition of an offer and ensuring that you have included all required legends and links to the offering circular pursuant to Rule 255.

The issuer believes it has complied with Rule 255. However, if the Commission is aware of any specific instances where the issuer has made such communications that could indicate non-

___________________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

compliance with Rule 255, the issuer will make any needed adjustments to any communications of which the Commission is aware and notifies the issuer of in future comments or otherwise.

Cover Page

3.On the cover page, you state that the minimum offering amount is $13,900,000. However, on page 14 you state that "[t]here is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close." Please revise to address this apparent discrepancy.

The issuer has made amendments to the refiled Form 1-A/A that remove the started language to make the document consistent throughout.

4.We note your disclosure that North Capital Private Securities Corporation will act as escrow agent prior to the time that your minimum offering amount is met. Please explain to us how this arrangement is consistent with Exchange Act Rule 15c2-4.

Exchange Act Rule 15c2-4 states that it shall constitute a “fraudulent, deceptive, or manipulative act or practice” as used in section 15(c)(2) of the Act, for any broker, dealer or municipal securities dealer participating in any distribution of securities, other than a firm-commitment underwriting, to accept any part of the sale price of any security being distributed unless: (a) The money or other consideration received is promptly transmitted to the persons entitled thereto; or (b) If the distribution is being made on an “all-or-none” basis, or on any other basis which contemplates that payment is not to be made to the person on whose behalf the distribution is being made until some further event or contingency occurs, (1) the money or other consideration received is promptly deposited in a separate bank account, as agent or trustee for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred, and then the funds are promptly transmitted or returned to the persons entitled thereto, or (2) all such funds are promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred. (emphasis added)

Under the Amended and Restated Escrow Agreement filed with this Form 1-A/A filing, North Capital will act as escrow agent and, as required by Exchange Act Rule 15c2-4, any funds received prior to the first closing when the minimum contingency is met, will deposited in a separate bank account, as agent or trustee for the persons who have the beneficial interests therein, until the contingency has occurred, at which time the funds will be promptly transmitted to the persons entitled thereto.

___________________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

5.We note your disclosure that you will engage North Capital Private Securities Corporation as a broker-dealer. However, on page 38 you state that "[t]he Company will not initially sell the Shares through commissioned broker-dealers." Please revise to address this apparent discrepancy.

The issuer has made amendments to page 38 of the refiled Form 1-A/A that it believes will address this comment.

Caution Regarding Forward-Looking Statements, page 8

6.Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please delete all references to the safe harbor provided by the Private Securities Litigation Reform Act throughout your offering document.

All references to the safe harbor provided by the Private Securities Litigation Reform Act throughout the offering documents have been removed in response to this comment.

Offering Summary, page 12

7.We note your disclosure on page 12 that the shares being offered "have extremely limited voting rights." However, you state on page 14 and elsewhere that "the Shares have no voting rights." Please revise to resolve this apparent discrepancy.

The issuer has made amendments to the refiled Form 1-A/A that it believes will address this comment.

Dilution, page 35

8.We note from your disclosure on page 37 that Mr. Lukas and Mr. Celata made cash contributions to date of $7,625 each and that HotelierCo LLC (“HotelierCo”) made cash contributions to date of $41,013. The sum of these contributions total $56,263 and these cash contributions are reflected in the balance sheet as total membership interests as of December 31, 2018. Your disclosure notes that the parties above may provide other services or proceeds in the future to justify the granting of 1,000 shares at a $500,000 level but it appears that these activities are not recognized in the financial statements as of December 31, 2018. Please revise your dilution calculations in an amended filing such that the results of the calculation reflect the disparity in offering price for new investors as compared to the average cash price paid by the HotelierCo, Mr. Lukas and Mr. Celata through December 31, 2018.

___________________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

The issuer has made amendments to the refiled Form 1-A/A in the tables to the Dilution section of the Offering Circular that it believes will address this comment.

Use of Proceeds, page 41

9.We note your disclosure on page 42, stating "[i]f the Company does not use the full proceeds allocation for 'Adjoining Sites – Acquisitions and Closing Costs’ and ‘Adjoining Sites – Renovation Costs’ the remaining proceeds will be returned to investors on a pari- passu basis." We further note your disclosure stating "[t]he Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management" and reserving the right to reallocate proceeds. Please revise to clarify, if true, that the company has no obligation to return proceeds to investors.

The issuer has made amendments to the refiled Form 1-A/A in the Use of Proceeds section of the Offering Circular that it believes will address this comment.

Description of Business The Business Plan, page 43

10.Please revise to more specifically describe how you determined the internal rate of return for the Ewing. In addition, given your lack of operating history, please tell us why you believe this disclosure is appropriate and how you determined that this number has a reasonable basis. Refer to Part II(b) of Form 1-A. We may have further comments.

As noted in the revised filing under the section subtitled “The Business Plan, ” the Internal Rate of Return The IRR was calculated based on quality of product, review of underwriting by Valor Hospitality in conjunction with a market report from HVS Valuations. The Company took the obtainable market information from Smith Travel Research, based monthly (as a seasonal product) and made assumptions on premiums payable on the suite products with a higher premium applied in the months the market is at full capacity.  The seasonal information was used to populate the average daily rate and occupancy information monthly for the project.  Valor Hospitality provided the costs structures required to run this style of operation to fill in the costs relating to rooms, food & beverage, administration & general, sales & marketing, property operations and energy. Once the Company had the monthly profit and loss forecasts, they used the XIRR function in Excel to determine the project IRR with assumptions of capital flow being split across the first four quarters.

Capitalization Table, page 49

11.Please revise to disclose the natural person(s) with voting and/or investment control of the shares held by HotelierCo LLC and Valor Hospitality Holdings LLC.

The issuer has made amendments to the refiled Form 1-A/A that it believes will address this comment.

___________________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

Interest of Management and Others in Certain Related-Party Transactions, page 49

12.We note your disclosure that the company will pay HotelierCo LLC a fee equal to "1.5% per year of the Company's value." Please describe more fully how you calculate "the Company's value."

The issuer has made amendments to the refiled Form 1-A/A that it believes will address this comment.

13.Please revise to disclose the name of each person whose interest in any related-party transaction is described and the amount of the interest. By way of example, we note that you state on page 49 that you will pay fees HotelierCo LLC and Valor Hospitality, both of which are partly owned by your Manager and Chief Financial Officer, Nathan Kivi. Additionally, we note your disclosure on page 37 that Valor Hospitality and HotelierCo LLC will receive shares in exchange for services. Refer to Item 13(a) of Form 1-A and Instruction 4 thereto.

The issuer has made amendments to the refiled Form 1-A/A that it believes will address this comment.

Securities Being Offered Distributions, page 53

14.Please revise to clarify throughout that distributions are not assured. Additionally, please revise to explain the meaning of “Cash Flow,” “Unpaid 7.5% Priority Return” and “Unpaid 10.0% Priority Return” in your offering circular.

The issuer has made amendments to the refiled Form 1-A/A that it believes will address this comment.

Independent Auditors’ Report, page F-4

15.We note your audit opinion does not appear to conform to the format outlined within PCAOB Auditing Standards 3101. Please consult with your independent auditors and revise accordingly.

After consulting with the issuer’s independent auditors, and reviewing the Regulation A rules of the Commission, the issuer and their auditors are unable to determine any deficiencies. The Regulation A rules specifically state that an independent auditor does not have to comply with PCAOB standards, as long as the financials comply with the requirements of Article 2 of

___________________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

Regulation S-X and U.S. GAAS. This form of the independent auditor’s opinion has been accepted by the Commission in prior Regulation A offerings. However, if the Commission continues to believe after review of the just-submitted Form 1-A/A that the audit opinion is not in the appropriate format and can provide a sample of the format the Commission prefers, the issuer will resubmit with the preferred format.

Note 7 – Subsequent Events, page F-13

16.There appears to be a typographical error regarding the date you have evaluated subsequent events through, please clarify and/or revise accordingly.

This typographical error has been corrected and the revised Subsequent Events section of the Company’s audited financial statements has been included in the refiled Form 1-A/A.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall A. Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com